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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             This Amendment No. 1 to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)

COMMON STOCK (PAR VALUE $.01 PER SHARE)                         913377107
    (Title of class of securities)                           (CUSIP number)

                               RICHARD A. BARASCH
          SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573
                             TEL NO. (914) 934-5200

   (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 24, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         Richard A. Barasch

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A    (a) [   ]
              MEMBER OF A GROUP:                (b) [X]
------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:                                                         BK,PF,OO

------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           [   ]
              TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF                                  United States of America
              ORGANIZATION:

------------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:                                          2,760,043
       SHARES
                     ---------------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:
      OWNED BY
                     ---------------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:                                     2,760,043
     REPORTING
                     ---------------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:

------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                  2,760,043
              REPORTING PERSON:

------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN              [   ]
              SHARES:

------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          4.6%

------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         IN

------------------------------------------------------------------------------------------------




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



                            AMENDMENT TO SCHEDULE 13D

      This Amendment to Schedule 13D is filed by the undersigned to amend the Statement on Schedule 13D, dated January 7, 1999 (the "Schedule 13D"), relating to common stock of Universal American Financial Corp.

ITEM 1.     SECURITY AND ISSUER

      The title and class of equity security to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). The address of the Company's principal executive offices is Six International Drive, Suite 190, Rye Brook, New York 10573.

ITEM 2.     IDENTITY AND BACKGROUND

      This Statement is filed by Richard A. Barasch ("Barasch"), a United States citizen, whose principal occupation is Chairman and Chief Executive Officer of the Company, and whose business address is at the Company's offices, Six International Drive, Suite 190, Rye Brook, New York 10573. Barasch is sometimes referred to herein as the "Reporting Person".

      During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      With respect to the proposed transaction described in Item 4 of this Statement, the Reporting Person and the Sponsors referred to in Item 4 plan to finance the cash requirements of such transaction through (i) debt financing that is expected to be incurred in connection with the transaction; (ii) equity financing that is expected to be provided by investment funds managed by, or affiliated with, the Sponsors and (iii) equity in the form of a significant portion of the Common Stock held by the Reporting Person, a significant portion of the Common Stock held by Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P. and Capital Z Management, LLC (collectively, the "Cap Z Holders") and all of the Common Stock held by Perry Capital, LLC and/or its affiliates, that is expected to be reinvested in the transaction; in each case, as further described in Item 4, and in the Proposal Letter and the Debt Financing Letters (each as defined in Item 4). The information set forth in this Item is qualified by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION

      Capital Z Partners, Ltd. (which is an affiliate of each of the Cap Z Holders), Lee Equity Partners, LLC, Welsh, Carson, Anderson & Stowe X, L.P. and


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



Perry Capital, LLC (collectively, the "Sponsors") and Barasch have submitted to the Company's board of directors a letter, dated October 24, 2006 (the "Proposal Letter"), setting forth a proposal for an acquisition of the Company for $18.15 per share in cash. A copy of the Proposal Letter is Exhibit 7.01 to this Statement.

      It is contemplated that the proposed transaction would be effected through a merger of the Company with a wholly-owned subsidiary of a new acquisition company that would be formed by Barasch and investment funds managed by, or affiliated with, the Sponsors (the "Acquisition Company"), as a result of which the Company would become wholly owned by the Acquisition Company. The Reporting Person anticipates that, in the proposed transaction, (i) the Reporting Person would contribute and roll-over into equity of the Acquisition Company a significant portion of the shares of Common Stock that is beneficially owned by him, and the Cap Z Holders would contribute and roll-over into equity of the Acquisition Company a significant portion of the Common Stock held by them, and Perry Capital, LLC and/or its affiliates would contribute and roll over into equity of the Acquisition Company all of the shares of Common Stock held by them, and (ii) all of the other shares of Common Stock outstanding at the effective time of the merger (including shares of Common Stock held by the Reporting Person and the Cap Z Holders that are not rolled-over into equity of the Acquisition Company) would be converted into the right to receive $18.15 per share in cash.

      The Sponsors and Barasch have received a "highly confident" letter from each of Goldman Sachs Credit Partners L.P. and Banc of America Securities LLC with respect to proposed debt financing for the proposed transaction (collectively, the "Debt Financing Letters"). Copies of the Debt Financing Letters are attached as Exhibit 7.02 and Exhibit 7.03, respectively, to this Statement. It is anticipated that the balance of the cash required to finance the proposed transaction would be provided as equity capital by investment funds managed by the Sponsors.

      The information set forth in this Item is qualified by reference to the Proposal Letter and the Debt Financing Letters, which are incorporated herein by reference.

      The foregoing should not be construed as an offer to stockholders to purchase shares of Common Stock. If definitive agreements providing for the proposed transaction are entered into with the Company, a proxy or other appropriate statement would be distributed to stockholders of the Company, and stockholders should read that statement and other relevant documents that may be filed with the SEC (if and when they become available) because they will contain important information relevant to the decision to approve the proposed transaction. Stockholders will be able to obtain these documents (if and when they become available) free of charge at the SEC's web site, www.sec.gov.

      No assurance can be given that a definitive agreement providing for any transaction will be entered into or that any transaction will be consummated. No binding obligation on the part of the Reporting Person will arise with respect to the proposal or any transaction unless and until definitive transaction agreements satisfactory to the parties, and recommended by a special committee of the Company's board of directors and approved by the Company's board of


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



directors, are executed and delivered, and then only to the extent set forth in such definitive transaction agreements.

      The proposal could result in one or more of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including (if the proposed transaction is consummated), a merger of the Company, the termination of the listing of the Common Stock on any stock exchange, the termination of the registration of the Common Stock under the Exchange Act, and changes in the composition of the Company's board of directors.

      Other than as set forth herein or in the Proposal Letter and the Debt Financing Letters, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs
(a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act. However, the Reporting Person reserves the right to change its plans at any time, as it deems appropriate.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) The responses set forth on rows 11 through 13 of the cover pages of this Statement are incorporated herein by reference. The percentage set forth in row 13 is based on the number of shares of Common Stock outstanding as of August 3, 2006 as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on August 9, 2006 (the "Form 10-Q"). The response set forth on row 11 includes (i) 1,068,629 issued and outstanding shares of Common Stock owned by Barasch, (ii) 918,734 shares of Common Stock that may be acquired by Barasch through the exercise of stock options, (iii) 24,376 shares of Common Stock which are held directly by Tara Acquisition LLC (a limited liability company in which Barasch is the managing member), (iv) 67,744 shares of Common Stock which are held by the Norman Barasch Trust #1 (a trust in which Barasch is the trustee and a beneficiary (along with other members of his family)), (v) 180,149 shares of Common Stock which are held by the Barasch Family Trust #1 (a trust in which Barasch is not the trustee, but is a beneficiary (along with other members of his family)) and (vi) 500,411 shares of Common Stock which are held directly by, or in trust for, members of Barasch's immediate family. Pursuant to Rule 13d-3 under the Exchange Act, Barasch (as a result of the shares of Common Stock held by, or in trust for, members of his immediate family as described in subclause
(vi) of the preceding sentence) may be deemed to be a beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act) of all shares of Common Stock that are owned by his immediate family, and the cover page to this Statement reflects such beneficial ownership on that basis for purposes of this Statement. Barasch disclaims any beneficial ownership of such shares, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

      (b) The responses set forth (i) on rows 7 through 10 of the cover pages of this Statement and (ii) in Item 5(a) above are incorporated herein by reference.

      By virtue of the relationships and as a result of the matters described in the other Items of this Statement, the Reporting Person may be deemed to constitute a "group" (within the meaning of Rule 13d-5(b) under the Exchange


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



Act) with the Sponsors, the Cap Z Holders and certain of their respective affiliates. As a result, and on that basis, the Reporting Person may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including (i) 20,301,569 shares of Common Stock as being beneficially owned by the Cap Z Holders, as reported by the Cap Z Holders to the Reporting Person, and (ii) 5,820,500 shares of Common Stock as being beneficially owned by Perry Capital, LLC and/or its affiliates, as reported by Perry Capital, LLC to the Reporting Person. On the basis of including such shares, and based on the information reported in the Company's proxy statement for its 2006 annual meeting of stockholders filed with the SEC on May 2, 2006 and the Form 10-Q, the Reporting Person may be deemed to be a beneficial owner of, in the aggregate, 49% of the outstanding shares of Common Stock. Except as referred to in this Statement, the Reporting Person currently does not have actual knowledge of beneficial ownership of Common Stock by any of the signatories to the Proposal Letter. The Reporting Person disclaims beneficial ownership of shares of Common Stock that may be beneficially owned by the Sponsors, the Cap Z Holders and their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

      (c)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

      The responses to Items 2, 3, 4 and 5, and the Proposal Letter and the Debt Financing Letters, are incorporated herein by reference.

      In addition, the Shareholders' Agreement and the Registration Rights Agreement, dated as of July 30, 1999, previously filed with and described in the
Schedule 13D filed by the Cap Z Holders, dated August 10, 1999, as amended, are incorporated herein by reference.

      The Reporting Person notes that no agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting, or disposing of any of the stock of the Company directly or indirectly beneficially owned by the Reporting Person, the Cap Z Holders or any of the other Sponsors or their affiliates or associates shall exist unless and until such agreement, arrangement or understanding, or the proposed transaction described herein, is expressly approved by the board of directors of the Company.





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



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.   Description
-----------   -----------
7.1           Letter to the Board of Directors of Universal American
              Financial Corp., dated October 24, 2006

7.2 Debt Financing "Highly Confident" Letter, dated October 23, 2006, from Goldman Sachs Credit Partners L.P.

7.3 Debt Financing "Highly Confident" Letter, dated October 23, 2006, from Banc of America Securities LLC













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



                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 25, 2006

                                          RICHARD A. BARASCH

                                          /s/ Richard A. Barasch
                                          --------------------------------------
                                          Name:  Richard A. Barasch









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